K&L GATES LLP 4 EMBARCADERO CENTER SUITE 1200 SAN FRANCISCO, CA 94111-5994 T 415.882.8200 F 415.882.8220

March 19, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Attention:	Tom Kluck Stacie Gorman

RE:	Merk Gold Trust Amendment No. 2 to Registration Statement on Form S-1 Filed December 10, 2013 File No. 333-180868

Dear Mr. Kluck:

On behalf of our client, Merk Gold Trust (the “Trust”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated January 6, 2014, regarding Amendment No. 2 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Trust is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and is making available courtesy copies of such Amendment No. 3 marked to show changes from the Registration Statement as filed on December 10, 2013.  Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.  We note that the Financial Industry Regulatory Authority (“FINRA”) has not yet formally completed its review of the compensation payable to the FINRA member participating in the offering, but that such review is expected to be completed shortly after the filing of Amendment No. 3.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Trust. All page or section references in the responses set forth below refer to pages or sections of Amendment No. 3.

Mr. Kluck
Securities and Exchange Commission
March 19, 2014

General

1.	Please provide audited financial statements in compliance with Regulation S-X in an amendment prior to requesting effectiveness.
Response:  Audited financials will be included in Amendment No. 4.

2.
We note your response to comment 1 of our letter dated May 7, 2013. We reissue our comment in part. Please provide the disclosure required by Item 401 of Regulation S-K for those employees of the sponsor that perform policy making functions for the Trust such as whether to request an audit of the Custodian or to remove a trustee and to appoint a successor trustee. We note your disclosure in the fact sheet that places significant emphasis on the experience of the President of the sponsor. Please refer to Rule 405 of the Securities Act.

Response:  Although the Trust reiterates that it is not actively managed and does not have individuals who would perform typical policy-making functions, it has included disclosure about Axel Merk, President of the Sponsor, and his role in overseeing the Sponsor’s fulfillment of its obligations to the Trust.  Please see “The Sponsor” in Amendment No. 3.

3.
The Gold Industry.  Please update this section, including the chart on page 30, to discuss consistently developments in the gold market that occurred in 2013. Also revise accordingly the chart in the facts sheet that discloses the historical gold prices.

Response:  The Gold Industry section of the prospectus, including the referenced chart, has been updated to reflect gold market developments in 2013.  The chart in the fact sheet has also been updated, and a draft of the updated fact sheet is attached to this letter.

***

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (415) 249-1053 or Shoshannah Katz at (949) 623-3545.

Very truly yours, /s/ Kurt J. Decko Kurt J. Decko

cc:	Axel Merk Merk Investments LLC

MERK GOLD TRUST (OUNZ)

DELIVERABLE GOLD ETF

INQUIRIES (855) MRK-OUNZ

MARCH 2014

MERK GOLD TRUST (OUNZ)

Merk Gold Trust (the "Trust") seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold if and when desired.

MERK GOLD TRUST ADVANTAGE

LIQUIDITY	Merk Gold Trust Shares are listed and traded on NYSE Arca under the symbol "OUNZ".
DELIVERABILITY	Merk Gold Trust holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares.
CONVERTABILITY	For the purpose of facilitating delivery, Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire.
TAX EFFICIENCY	Taking delivery of gold is not a taxable event, as investors merely take possession of what they already own: the gold.

GOLD DELIVERY: AS EASY AS 1-2-3

1. Investor files a Delivery Application.
2. Investor instructs their broker to submit their OUNZ shares to take delivery of their gold.
3. Gold sent to Investor.

INVESTOR
OUNZ shareholder owns pro-rata share of gold held by Merk Gold Trust.
MERK GOLD TRUST
Merk Gold Trust holds gold as allocated London Bars.
Conversion
Investor has the option to take delivery of gold in exchange for their shares.
Coins and bars in denominations desired for delivery.
Tax neutral to ship gold to investors
Delivery

TRUST DETAILS

TICKER:	OUNZ	**EXPENSE RATIO:**	0.40
STOCK EXCHANGE:	NYSE Arca	**SPONSOR:**	Merk Investments LLC
CUSIP:	590055 109	**TRUSTEE:**	Bank of New York Mellon
INCEPTION DATE:	March 2014	**CUSTODIAN:**	JPMorgan Chase Bank, N.A.

MERK INVESTMENTS LLC (855) MRK-OUNZ WWW.MERKGOLD.COM

MERK GOLD TRUST (OUNZ)

THE GOLD ARGUMENT

MERK
OUNZ

Many investors may consider gold to be a safe haven investment, a portfolio diversifier and inflation hedge.

Unlike equities, bonds and currencies, gold is not a liability of any government or corporation.

Many governments and institutional investors invest in gold directly.

HISTORICAL GOLD PRICES

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
MERK
Jan-70
Jan-74
Jan-78
Jan-82
Jan-86
Jan-90
Jan-94
Jan-98
Jan-02
Jan-06
Jan-10
Jan-14

Source: Bloomberg Period: 01/01/1970-02/28/2014

MERK INVESTMENTS

Merk Investments LLC is a Palo Alto, Ca based registered investment advisory firm founded by Axel Merk in 1994. In addition to the Merk Gold Trust, Merk manages a family of currency mutual funds. Merk is a pioneer in providing uncorrelated returns and portfolio diversification through managed currency portfolios, including gold.

Acting as the President and CIO, Axel Merk is a recognized expert on macro trends as well as an innovator in gold and currency investing. He is a sought-after speaker, contributor and author; Axel Merk's book, *Sustainable Wealth*, describes how the greater economic universe works, how it might affect your finances, and how to manage those finances to seek financial stability. Axel Merk holds a B.A. in Economics (*magna cum laude*) and a M.Sc. in Computer Science from Brown University.

Axel Merk's insight and expertise have allowed him to predict major economic developments. For example, Axel Merk identified the credit bubble and moved his clients out of real estate and the faltering U.S. dollar, into hard currencies and gold ahead of the equity and credit market collapse of last decade.

Axel Merk puts his money where his mouth is, often investing alongside his clients. In the Merk Gold Trust, he takes it a step further: Merk Investments is compensated in gold through OUNZ shares rather than cash. Merk in turn pays the Trust's operating expenses, so that the Trust does not need to sell gold to operate.

Merk Gold Trust ("Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the Trust's investment objectives risks, charges and expenses. This and other information can be found in the prospectus, a copy of which may be obtained by visiting www.merkgold.com or at the SEC website at www.sec.gov. Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. Please consult with your tax advisor regarding your individual tax situation. Foreside Fund Services, LLC provides marketing services to the Trust.

For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). More about Merk Investments at www.merkinvestments.com.

©2014 Merk Investments LLC. Merk Investments LLC. All rights reserved. Merk Gold Trust and OUNZ are trademarks of Merk Investments LLC in the United States and elsewhere. All other trademarks, service marks or registered trademarks are the property of their respective owners.

MERK INVESTMENTS LLC (855) MRK-OUNZ WWW.MERKGOLD.COM